ORIENTAL SNATCH LLC
a Wisconsin limited liability company

AMENDED AND RESTATED OPERATING AGREEMENT

Dated as of December 5, 2025

THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THERE FROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

60086698

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
ORIENTAL SNATCH LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT (as it may be amended, modified, supplemented, or restated from time to time, as provided herein, this "Agreement") is made and entered into effective as of December 5, 2025, by and among ORIENTAL SNATCH LLC, a Wisconsin limited liability company (the "Company") and the Persons who from time to time become parties to or are otherwise bound by this Agreement as provided herein.

RECITALS

A. The Company was formed under the laws of the State of Wisconsin by the filing of a Articles of Organization (the "Articles of Organization") with the Secretary of State of the State of Wisconsin on July 17, 2025.

B. The Company was founded by Ryland Tews ("Tews").

C. Tews entered into an Operating Agreement of the Company on July 17, 2024 (the "Original Agreement").

D. Tews desires to amend and restate the Original Agreement in its entirety as set forth herein for the purposes of, and on the terms and conditions set forth in, this Agreement.

E. In connection with this amendment and restatement, the outstanding interests of the Company will be recapitalized, such that the 100% interest that was outstanding immediately prior to the effectiveness of this Agreement will be automatically converted into 62 Class A Common Units.

F. The Members wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

AGREEMENTS

NOW, THEREFORE, in consideration of the foregoing and the agreements and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

I.

DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Article I:

"Act" means Chapter 183 of the Wisconsin Statutes, as amended."Additional Member" shall mean a Person other than an Initial Member or a Substitute Member who has acquired Units and been admitted as a Member pursuant to this Agreement.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a) crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

        (b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Contribution" means, as of any day, a Member's initial Capital Contribution (as set forth on Exhibit B) plus any additional Capital Contributions made by such Member with respect to his, her or its Units, reduced by the amount of cash and the fair market value of any Company property (net of debt) Distributed to such Member pursuant to Article 7.

"Adjusted Taxable Income" of a Member for a fiscal year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such fiscal year (or portion thereof); provided, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior fiscal year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect members of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect members of the Member) in such fiscal year and all prior fiscal years, and (b) by taking into account (i) any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754, and (ii) any special allocations with respect to such Member under Code Section 704(c).

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Assignee" shall mean a Transferee of Units who has not been admitted as a Substitute Member or as an Additional Member. Notwithstanding anything in this Agreement to the contrary, an Assignee who has not become a Substitute Member or an Additional Member in the manner provided in this Agreement shall have no rights in respect of the Company except as set forth in Section 4.1.

"Book Depreciation" means, with respect to any Company asset for each fiscal year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such fiscal year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Partnership Representative.

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

        (a)   the initial Book Value of any Company asset contributed (or deemed to have been contributed) by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Manager, as of the following times:

(i)   the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration of a Capital Contribution of more than a de minimis amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii)   the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

provided, that an adjustment pursuant to clauses (i), (ii), or (iii) above need not be made if the Manager reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"Capital Contribution" means, for any Member, the total amount of cash and cash equivalents and the Fair Market Value of any property contributed to the Company by such Member.

"Class A Members" means Members holding Class A Common Units.

"Class A Common Units" (each a "Class A Common Unit") means the Units representing a fractional part of the Members' interests in the Net Incomes, Net Losses, and Distributions of the Company and, to the extent the holder thereof has been admitted as a Member, having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Class A Common Units" in this Agreement. The initial holders of Class A Common Units are set forth on Exhibit B. The Class A Common Units shall have voting rights as provided in Article IV and elsewhere in this Agreement.

"Class B Members" means Members holding Class B Preferred Units.

"Class B Preferred Units" (each, a "Class B Preferred Unit") means the Units representing a fractional part of the Members' interests in the Net Incomes, Net Losses, and Distributions of the Company and, to the extent the holder thereof has been admitted as a Member, having the privileges, preference, duties, liabilities, obligations, and rights specified with respect to "Class B Preferred Units" in this Agreement. Initially, there are no initial holders of Class B Preferred Units. Class B Preferred Units shall have no voting rights, as outlined in Article IV and elsewhere in this Agreement.

"Close Family Member" means an immediate family member, spouse, parent, child, grandchild or any of their spouses or someone who lives in the same household as any of the foregoing.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2) (and as determined under Treasury Regulations Section 1.704-2(g)), substituting the term "Company" for the term "partnership" as the context requires.

"Confidential Information" means confidential and proprietary information, to the extent it is not a trade secret, that is possessed by or developed for Company and/or its related entities and that relates to the business, the Film, or technology of Company and/or its related entities, including but not limited to information and materials (including photographs, dialogue, music, clips, and trailers) relating to this Agreement, the Film, the Company, any successors, licensees, assignees, designees, or sponsors (or any sponsored products or services) of any of the foregoing, Company's production methods, Company's business and creative processes, strategic plans, methods, procedures, processes, techniques, designs, business plans and strategies, financial or business projections, investments, marketing plans and strategies, pricing and cost information, negotiation strategies, sales strategies and plans, training information and materials, Company employee or consultant compensation and other Company employee or consultant information, distributor or potential distributor lists, and other similar confidential and proprietary information. Confidential Information also includes information received by Company from others which Company has an obligation to treat as confidential. Confidential Information will not include information that is or becomes available to the public through no wrongful act or omission of a Member or any other person under a duty of confidentiality to Company.

"Distribution" means a distribution made by the Company to a Member, whether in cash, property, or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company or a Company subsidiary. "Distribute" and "Distributed" when used as a verb shall have a correlative meaning.

"Electronic Transmission" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

"Estimated Tax Amount" of a Member for a fiscal year means the Member's Tax Amount for such fiscal year as estimated in good faith from time to time by the Partnership Representative.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager based on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"Manager" means manager as used in the Act. Management of the Company shall be vested in its Manager as set forth in Article 8 below.

"Member" means (a) each Person identified on the Unit Ownership Ledger as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof (each, an "Initial Member"); and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and The Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company. Members may hold more than one class of Units. If a Person is a Member immediately prior to the purchase or other receipt by such Person of one or more Units, such

Person will have all the rights of a Member with respect to such purchased or otherwise acquired Units. References to "Members" herein will also include Assignees.

"Member Consent" means the affirmative vote or consent of Members holding at least a majority of the Class A Common Units.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deduction" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Membership Interest" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement (to the extent admitted as a Member pursuant to the terms of this Agreement); and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act.

"Net Income" and "Net Loss" mean, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

(a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

(b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(i) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

(c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d)   any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e)   if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations

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Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Partnership Representative" means the "partnership representative" described in Section 6223(a) of the Partnership Tax Audit Rules.

"Partnership Tax Audit Rules" means Sections 6221 through 6241 of the Code, as amended by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74 and Section 411 of the Protecting Americans from Tax Hikes Act of 2015, Pub. L. 114-113, div. Q, together with any guidance issued thereunder or successor provisions and any similar provisions of foreign, state, or local tax laws.

"Percentage Economic Interest" means, with respect to each Member, a percentage corresponding to a fraction: (a) the numerator of which is the number of Units held by such Member, and (b) the denominator of which is the sum of Units held by all Members. The Percentage Economic Interests of the Members shall be set forth on the Unit Ownership Ledger.

"Permitted Transferee" means a recipient of a Permitted Transfer.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"Related Party Agreement" means any agreement, arrangement or understanding between the Company and any Member or any Affiliate of a Member or any officer or employee of the Company, as such agreement may be amended, modified, supplemented or restated in accordance with the terms of this Agreement.

"Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Subscription Agreements" (each a "Subscription Agreement") means those subscription agreements or similar agreements substantially in the form under Exhibit A, entered into between the Company and purchasers of Units named therein as may be entered into from time to time in accordance with this Agreement.

"Substitute Member" shall mean an Assignee who has been admitted as a Member pursuant to this Agreement and the Subscription Agreement.

"Tax Amount" of a Member for a fiscal year means the product of (a) the Tax Rate for such fiscal year and (b) the Adjusted Taxable Income of the Member for such fiscal year with respect to such Member's Units.

"Tax Rate" of a Member (or Person whose tax liability is determined by reference to the income of a Member), for any period, means a rate equal to the highest effective marginal combined federal and state (assuming residency in Wisconsin) income tax rate (including net investment income taxes) for a fiscal year prescribed for an individual resident of Wisconsin.

"Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a

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Person or any interest (including a beneficial interest) in any Units owned by a Person. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the proposed, final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Unit" means a unit representing a fractional part of the Membership Interests of the Members, and includes both the Class A Common Units and the Class B Preferred Units, with such Unit ownership of the Members set out on Exhibit B.

II.
ORGANIZATION

Formation.

(a)   The Company was formed on July 17, 2025, pursuant to the provisions of the Act upon the filing of the Articles of Organization with the Secretary of State of the State of Wisconsin.

(b)   This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

Name, Principal Office. The Company's name, registered office and registered agent are as set forth in the Company's Articles of Organization and may be changed from time to time as determined by the Manager. The principal office of the Company is located at 330 East Belle Avenue, Whitefish Bay, Wisconsin 53217, or such other place as may from time to time be determined by the Manager.

Registered Office; Registered Agent.

(c)   The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Act and Applicable Law.

(d)   The registered agent for service of process on the Company in the State of Wisconsin shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Act and Applicable Law.

Purpose; Powers. The purpose of the Company will be to produce, release and distribute a motion picture titled "Oriental Snatch " (the "Film") and to accomplish any lawful purpose which will at any time appear conducive to or expedient for the protection or benefit of the Company and its assets, to exercise all powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act and to engage in all activities necessary, customary, convenient or incident to any of the foregoing.

Term. The term of the Company commenced on the date the Articles of Organization were filed with the Secretary of State of the State of Wisconsin and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

No State Law Partnership. The Members intend that, at all times during which the Company has more than one owner, the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and neither the Company nor any Member shall take any action inconsistent with such treatment (including but not limited to the making of an election for the Company to be treated as other than a partnership under Treasury Regulations Section 301.7701-3). The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member, Manager, or Officer of the Company shall be a partner or joint venturer of any other Member, Manager, or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.7.

III.

UNITS

Generally.

(a)   The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series.

(b)   The Manager shall create and maintain a ledger (the "Unit Ownership Ledger") setting forth the name of each Member and the number of each class of Units held by each such Member. Upon any change in the number or ownership of outstanding Units (whether upon an issuance of Units, a Transfer of Units, a cancellation of Units or otherwise), the Company shall amend and update the Unit Ownership Ledger and shall deliver a copy of such updated ledger to each holder of Units upon request. Absent manifest error, the ownership interests recorded on the Unit Ownership Ledger shall be conclusive record of the Units that have been issued and are outstanding. A copy of the Unit Ownership Ledger as of the execution of this Agreement is attached hereto as Exhibit B.

Authorization and Issuance of Class A Common Units. The Company is authorized to issue a class of Units designated as Class A Common Units. As of the date hereof, the Unit ownership of the Company is as set forth on the Unit Ownership Ledger.

Authorization and Issuance of Class B Preferred Units. The Company is authorized to issue a class of Units designated as Class B Preferred Units.

Authorization and Issuance of Units.

(c)   The Company is authorized to issue up to the following numbers of Units:

(i)   62.00 Class A Common Units

(ii)   60.00 Class B Preferred Units.

Other Issuances. In addition to the Class A Common Units and the Class B Preferred Units, the Company is hereby authorized, subject to compliance with the other provisions of this Agreement (including Section 4.6(b)), to authorize and issue or sell to any Person any of the following (collectively, "New Interests"): any new type, class, or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Class A Common Units, the Class B Preferred Units but having different rights. The Manager is hereby authorized, subject to Section 14.8, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations, and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to Distributions, in liquidation, or otherwise) over any other Units, and any contributions required in connection therewith.

III.2. Certification of Units.

(a) The Manager in its sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b) In the event that the Manager shall issue certificates representing Units in accordance with Section 3.6(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Class B Preferred Units shall bear a legend substantially in the form below:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE COMPANY'S OPERATING AGREEMENT, AS AMENDED FROM TIME TO TIME, AND AMONG THE COMPANY AND ITS MEMBERS, AND A SUBSCRIPTION AGREEMENT, BETWEEN THE COMPANY AND EACH MEMBER, A COPY OF BOTH OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT.
>
> THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

IV.

MEMBERS

Admission of Assignees and Additional Members.

(a) Limited Participation. Except as specifically provided in this Agreement or as authorized by the Managers in writing, Members will not participate in the management or control of the Company's business, will not transact business for the Company and will not have the power to sign for or bind the Company, such powers being vested exclusively in the Managers. Each Member will indemnify, defend and hold the Company harmless from and against any debts, obligations, liabilities, costs or damages incurred by the Company as a result of the unauthorized action of such Member.

Rights of Assignees. Except as provided herein with respect to Substitute Members, the Assignee of any Units has no right to participate in the management of the business and affairs of the Company or to become a Member. Such Assignee is only entitled to receive the Distributions, when and as determined by this Agreement or by the Manager, and to be allocated the Net Incomes and Net Losses attributable to the Units.

Admission of Substitute Members. Except as set forth in Section 9.2, an Assignee of any Units may, in the discretion of the Manager may be admitted as a Substitute Member and admitted to all of the rights of the Member who initially assigned the Units. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Units. The admission of a Substitute Member, without more, shall not release the Member originally assigning the Units from any liability to the Company that may have existed prior to the approval.

Admission of Additional Members. A Person shall be admitted as an Additional Member with the consent of the Manager. The Manager shall determine the Capital Contributions of each Additional Member and the number of Units issued to each Additional Member. The Manager may amend this Agreement to reflect the admission of an Additional Member and the terms of the Additional Member's Units.

(i) **Assignee is Bound by this Agreement**. An Assignee of any Units shall be bound by this Agreement, as amended from time to time, the Assignee will have accepted, in form satisfactory to the Managers, all the terms and provisions of this Agreement.

Joinder. Without limiting the other requirements of this Section 4.1, in order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units (including a Permitted Transfer), such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Subscription Agreement and, if such Person is an individual who has a spouse, an executed written undertaking from such spouse substantially in the form of the Spousal Consent set out in each Subscription Agreement. Upon the amendment of the Unit Ownership Ledger by the Manager and the satisfaction of any other applicable conditions as may reasonably be deemed necessary or appropriate by the Manager or as may be required by this agreement, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued their Units. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.3 or Section 5.4.

No Personal Liability. Except as otherwise provided in the Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

No Withdrawal. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in Section 183.0602 of the Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member; _provided_, however, that this Agreement shall continue to apply with respect to any Units that have been called in accordance with Section 9.9 until full payment is made therefor in accordance with the terms of this Agreement.

Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's applicable Permitted Transferees; _provided_, that within a reasonable time after such Transfer, the applicable Permitted Transferees shall sign a written undertaking substantially in the form of the Subscription Agreement.

Voting.

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(b)   Except as otherwise provided by this Agreement (including Section 4.6(b) and Section 14.9) or as otherwise required by the Act or applicable law:

(i)   each Member shall be entitled to one (1) vote per Class A Common Unit and on all matters upon which the Members have the right to vote under this Agreement; and

(ii)   the Class B Preferred Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

(c)   Notwithstanding anything to the contrary contained in this Agreement, at any time that there are any Class A Common Units outstanding, the Company shall not, and shall not permit any of the Company subsidiaries (if any) to, engage in or cause any of the following transactions or take any of the following actions, and the Members and the Manager shall not permit or cause the Company or any of the Company subsidiaries to engage in, take, or cause any such action except with Member Consent:

(i)   the amendment of this Agreement other than pursuant to Section 14.9; and

(ii)   any action that results in a liquidation or dissolution of the Company.

Meetings.

(d)   Voting Units. As used herein, the term "Voting Units" shall mean the Class A Common Units, for purposes of calling or holding any meeting of the Members holding Class A Common Units, providing notice of such a meeting, forming a quorum for such a meeting, or taking any action by vote at a meeting or by written consent without a meeting, in all cases to take any action or conduct any business reserved for Members holding Class A Common Units.

(e)   Calling the Meeting. Meetings of the Members may be called by (i) the Manager or (ii) by a Member or group of Members holding a majority of the then-outstanding votes attributable to the relevant Voting Units. Only Members who hold the relevant Voting Units ("Voting Members") shall have the right to attend meetings of the Members.

(f)   Notice. Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purpose(s) for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Voting Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Voting Members may hold meetings at the Company's principal office or at such other place as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(g)   Participation. Any Voting Member may participate in a meeting of the Voting Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(h)   Vote by Proxy. On any matter that is to be voted on by Voting Members, a Voting Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Voting Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(i)   Conduct of Business. The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Voting Members holding Voting Units; *provided*, that the appropriate Voting Members shall have been

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notified of the meeting in accordance with Section 4.6(c); and *provided*, further, that any Voting Member holding the appropriate Voting Units shall have the right to request removal from the meeting of any Member holding only Units which do not have a vote pursuant to the provisions of this Agreement prior to any discussion of business at the meeting for which such Units do not have a vote pursuant to the provisions of this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

Quorum. A quorum of any meeting of the Voting Members shall require the presence of the Members holding a majority of the appropriate Voting Units including a majority of the Voting Units then held by Tews, his Affiliates, and Permitted Transferees. Subject to Section 4.8, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.8, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the appropriate Voting Units.

Action Without Meeting. Notwithstanding the provisions of Section 4.6 and Section 4.7, any matter that is to be voted on, consented to, or approved by Voting Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by Member Consent. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Act. Except as otherwise specifically provided by this Agreement or required by the Act, no Member, in their capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

V.
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Initial Capital Contributions. Each Member has made, or will make in connection with the execution of this Agreement, the Capital Contribution giving rise to the Member's initial Capital Account and is deemed to own the number, type, series, and class of Units, in each case, in the amounts set forth opposite each Member's name on the Unit Ownership Ledger as in effect on the date hereof.

Additional Capital Contributions.

(a)   No Member shall be required to make any additional Capital Contributions to the Company. Any future Capital Contributions made by any Member shall only be made with the consent of the Manager and in connection with an issuance of Units made in compliance with this Agreement.

(b)   No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "Capital Account") on its books and records in accordance with this Section

5.3. Each Capital Account shall be established and maintained in accordance with the following provisions:

(c)   Each Member's Capital Account shall be increased by the amount of:

(i)   such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii)   any Net Income or other item of income or gain allocated to such Member pursuant to Article VI; and

(iii)   any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

(d)   Each Member's Capital Account shall be decreased by:

(i)   the cash amount or Book Value of any property Distributed to such Member pursuant to Article VII and Section 12.3(c);

(ii)   the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article VI; and

(iii)   the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(e)   In determining the amount of any liability for purposes of this Section 5.3, Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations shall be taken into account.

Succession Upon Transfer. In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to Article VI, Article VII, and Article XIII in respect of such Units.

Negative Capital Accounts. In the event that any Member shall have a deficit balance in their Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

No Withdrawal. No Member shall be entitled to withdraw any part of such Member's Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary, or drawing with respect to such Member's Capital Contributions or Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss, and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

Treatment of Loans from Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with such Treasury

Regulations, the Manager may authorize such modifications; provided, however, that any modification in the manner of maintaining Capital Accounts will not materially alter the economic agreement between or among the Members.

VI.

ALLOCATIONS

Allocation of Net Income and Net Loss. For each fiscal year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss, or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (a) the amount (either positive or negative) of Distributions that would be made to such Member pursuant to Section 12.3(c) (or for which such Member would be liable to the Company under the Act) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were Distributed, in accordance with Section 12.3(c), to the Members immediately after making such allocations, minus (b) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

Regulatory and Special Allocations. Notwithstanding the provisions of Section 6.1:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any fiscal year, each Member shall be specially allocated Net Income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any fiscal year, each Member that has a share of such Member Minimum Gain shall be specially allocated Net Income for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)   Net Loss shall not be allocated to any Member to the extent, if any, that such allocation of Loss would cause an Adjusted Capital Account Deficit for such Member as of the end of a fiscal year, and such Loss shall instead be allocated to the other Member(s) in proportion

14

to their positive Capital Account balances, if any, subject to the limitation of this Section 6.2(d). At such time as Net Losses cause all Members to have an Adjusted Capital Account Deficit, Net Loss will thereafter be allocated among all of the Members in accordance with their respective Percentage Economic Interests.

(e)   The allocations set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c), and Section 6.2(d) above (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article VI (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

(f)   The Company and the Members acknowledge that allocations like those described in Proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c) ("Forfeiture Allocations") result from the allocations of Net Income and Net Loss provided for in this Agreement. For the avoidance of doubt, the Company is entitled to make Forfeiture Allocations and, once required by applicable final or temporary guidance, allocations of Net Income and Net Loss will be made in accordance with Proposed Treasury Regulations Section 1.704-1(b)(4)(xii) (c) or any successor provision or guidance.

Tax Allocations.

(g)   Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(h)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(i)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, or if Code Section 704(c) and Treasury Regulations Section 1.704-3 otherwise apply to Company property, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(j)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Partnership Representative taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(k)   The Company shall make allocations pursuant to this Section 6.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(b).

(l) Allocations pursuant to this <u>Section 6.3</u> are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

<u>Allocations in Respect of Transferred Units</u>. In the event of a Transfer of Units during any fiscal year made in compliance with the provisions of <u>Article X</u>, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such fiscal year shall be determined using the interim closing of the books method.

<u>Curative Allocations</u>. In the event that the Partnership Representative determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss, or deduction is not specified in this <u>Article VI</u> (an "<u>Unallocated Item</u>"), or that the allocation of any item of Company income, gain, loss, or deduction hereunder is inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "<u>Misallocated Item</u>"), then the Manager may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided*, further, that no such allocation shall have any material effect on the amounts Distributable to any Member, including the amounts to be Distributed upon the complete liquidation of the Company.

VII.

DISTRIBUTIONS

<u>General</u>.

(a) Subject to <u>Section 7.1(b)</u>, <u>Section 7.1(c)</u>, <u>Section 7.2</u>, and <u>Section 7.4</u>, the Manager shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forgo payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company (which needs may include the payment or the making of provision for the payment when due of the Company's obligations, including, but not limited to, present and anticipated debts and obligations, capital needs and expenses, the payment of any management or administrative fees and expenses, and reasonable reserves for contingencies).

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate Section 183.0405 of the Act or other Applicable Law.

(c) <u>Tax Distributions</u>. Notwithstanding any other provision of this Agreement to the contrary, the Company shall make Distributions to the Members in cash ("<u>Tax Distributions</u>") in amounts to be determined as set forth in the immediately following sentence, within ninety (90) days after the end of each fiscal year in which taxable income was allocated to the Members; *provided*, that the Company shall make such Tax Distributions only to the extent that funds are legally available therefor and that, in the Manager's reasonable judgment, such Tax Distributions would not violate any credit or loan facility to which the Company is a party. The Tax Distribution Distributable to each Member with respect to each such fiscal year shall be in an amount equal to the Estimated Tax Amount of such Member for such fiscal year. On or before April 15, June 15, September 15 and December 15 of any fiscal year (or such other dates on which individuals must pay estimated federal income taxes), the Manager, in its sole discretion, may cause the Company to distribute to each Member an amount equal to twenty-five percent (25%) of the Tax Distribution that the Manager estimates in good faith to be Distributable to such

16

Member with respect to such entire fiscal year. Any Tax Distribution made to any Member under this Section 7.1(c) shall be treated as an advance against, and will otherwise reduce, the Distributions to be made to such Member under Section 7.2(c) and Section 12.3(c) (to the extent attributable to Section 7.2(c)).

Priority of Distributions. After first making all Distributions required for a given fiscal year under Section 7.1(c) and subject to the priority of Distributions pursuant to Section 12.3(c) (if applicable), distributions of cash from the Company's will be distributed to the Members only after all of the production expenses, loan and other financial obligations for the Film have been repaid in full (the "Film Distributions"). All Film Distributions determined to be made by the Manager pursuant to Section 7.1 shall be made in the manner outlined below:

(a) First, to the Class B Members in proportion to their Adjusted Capital Contributions, until their Adjusted Capital Contributions are reduced to zero plus an additional thirty percent (30%) of their Adjusted Capital Contributions;

(b) Second, to the Class A Members pro rata in accordance with the amount necessary for their unreturned Capital Contributions to be equal to zero;

(c) Thereafter, such distribution shall be divided among the Members holding Class A Common Units and Class B Preferred Units in accordance with the Percentage Interests. If all Class B Preferred Units are sold, the Class B Members will hold 49% equity in the Company and Class A Members units make up 51% equity. After the Class B Members recoup 130% of their investment, remaining net proceeds will be split 49% to Class B Members and 51% to Class A Members.

Notwithstanding the foregoing, distributions will only be made to the extent net cash is available and upon the consent of the Manager.

Tax Withholding; Withholding Advances.

Tax Withholding. If requested by the Manager, each Member shall, if able to do so, deliver to the Manager:

(i) an affidavit in form satisfactory to the Manager that such Member (or its equityholders, as the case may be) is not subject to withholding under the provisions of any federal, state, local, foreign, or other Applicable Law;

(ii) any certificate that the Manager may reasonably request with respect to any such laws; and/or

(iii) any other form or instrument reasonably requested by the Manager relating to such Member's status under such law.

If a Member fails or is unable to deliver to the Manager the affidavit described in Section 7.4(a)(i), the Manager may withhold amounts from such Member in accordance with Section 7.4(b).

Withholding Advances. The Company is hereby authorized at all times to make payments ("Withholding Advances") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative based on the advice of legal or tax counsel to the Company) to withhold or make payments to any federal, state, local, or foreign taxing authority (a "Taxing Authority") with respect to any Distribution or allocation by the Company of income or gain to such Member (including payments made pursuant to Code Section 6225 and allocable to a Member as determined by the Partnership Representative in its sole discretion) and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.5(b) shall nonetheless be deemed Distributed to the Member in question for all purposes under this Agreement and, at the option of the Manager, shall be charged against the Member's Capital Account.

Repayment of Withholding Advances. Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a Distribution to that Member shall, with interest thereon accruing from the date of payment at a rate equal to twelve percent (12%) per annum:

(iv)   be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account); or

(v)   with the consent of the Manager, be repaid by reducing the amount of the next succeeding Distribution or Distributions to be made to such Member (which reduction amount shall be deemed to have been Distributed to the Member, but which shall not further reduce the Member's Capital Account if the Manager shall have initially charged the amount of the Withholding Advance to the Capital Account).

(vi)   Interest shall cease to accrue from the time the Member on whose behalf the Withholding Advance was made repays such Withholding Advance (and all accrued interest) by either method of repayment described above.

Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest, or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts Distributable or allocable to such Member. The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 7.5, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

Overwithholding. Neither the Company nor any Manager shall be liable for any excess taxes withheld in respect of any Distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Survival. The provisions of this Section 7.4 and the obligations of a Member pursuant to Section 7.4 shall survive the termination, dissolution, liquidation, and winding up of the Company or the Transfer of such Member's Units.

Distributions in Kind.

(d)   The Manager is hereby authorized, in its sole discretion, to make Distributions to the Members in the form of securities or other property held by the Company; *provided*, that Tax Distributions shall only be made in cash. In any non-cash Distribution, the securities or property so Distributed will be Distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be Distributed among the Members pursuant to Section 7.2.

(e)   Any Distribution of securities shall be subject to such conditions and restrictions as the Manager determines are required or advisable to ensure compliance with Applicable Law. In furtherance of the foregoing, the Manager may require that the Members execute and deliver such documents as the Manager may deem necessary or appropriate to ensure compliance with all federal and state securities laws that apply to such Distribution and any further Transfer of the Distributed securities, and may appropriately legend the certificates that represent such securities to reflect any restriction on Transfer with respect to such laws.

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VIII.

MANAGEMENT

Management of the Company. The business and affairs of the Company will be managed by a Manager or Managers elected in accordance with the terms of this Agreement. The current Manager of the Company is Tews. Except as otherwise expressly provided in this Agreement and notwithstanding any provision of the Act, the business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager, and the Manager shall have, and is hereby granted, the full and complete power, authority, and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

VIII.1. Term of Service; Resignation; Vacancies. Managers will serve until they resign, die, become incapacitated or are removed. Managers may be removed with or without cause by Member Consent; provided, that Tews will have the right to serve as a Manager for as long as he is a Member. A Manager may resign at any time by giving notice to the remaining Managers or, if there are none, to the Members. If any current Manager ceases to serve as Manager, such vacancy will be filled by a vote of a plurality of the Class A Common Units; provided, that once Tews ceases to serve as Manager, the Members will elect three Managers by a plurality of the Class A Common Units using cumulative voting. Such Managers will each serve for a one-year term. The Members may, by Member consent, increase the number of Managers to up to five. Actions by Managers.

 (a) Manner of Acting. Actions of the Managers may occur only at a meeting of Managers or pursuant to written consent of the Managers. For actions at a meeting of the Managers, the affirmative vote of a majority of the Managers will be the act of the Managers, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement or the Act. Each Manager will be entitled to one vote.

 (b) Conduct of Meetings by or Through the Use of Communications Equipment. Any or all Managers may participate in a meeting of the Managers or other meeting required pursuant to this Agreement or the Act by or through the use of any means of communication by which any of the following occurs: [a] all participating Managers may simultaneously hear each other during the meeting or [b] all communication during the meeting is immediately transmitted to each participating Manager, and each participating Manager is able to immediately transmit communications to all other participating Managers. A Manager participating in such a meeting is deemed to be present in person at the meeting.

 (c) Action by Managers Without a Meeting. Action required or permitted to be taken at a meeting of Managers may be taken without a meeting by one or more written consents describing the action taken, signed by a majority of the Managers and delivered to the Company for filing with the Company's records. Within 10 days of the approval of such action, the Company will provide written notice of the action to the Managers who did not sign the consent.

 (d) Waiver of Notice. Except as provided in this section, written notice stating the time and date of the meeting is called will be delivered to each Manager not less than 5 nor more than 20 days before the date of the meeting. When any notice is required to be given to any Manager, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, will be equivalent to the giving of such notice.

VIII.2. Titles and Obligations. The Manager or Managers may bestow upon key employees of the Company such titles as they deem necessary or expedient to enable them to carry out their duties on behalf of the Company. Such titles may include "President," one or more "Vice

Presidents," "Treasurer" or "Secretary." As of the date of this Agreement, the President of the Company is Tews.

IX.

TRANSFER

General Restrictions.

(a)   Each Member acknowledges and agrees that such Member (or any Permitted Transferee of such Member) shall not Transfer any Units except (i) as approved by the Manager or (ii) as permitted pursuant to Section 9.2, Section 9.3, Section 9.4, Section 9.5, or Section 9.5 or (iii) as permitted under the Subscription Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, no Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company as provided in this Agreement.

(b)   Notwithstanding any other provision of this Agreement, each Member agrees that such Member will not, directly or indirectly, Transfer any of their Units, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Units;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iii)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes; or

(iv)   in the case of a Transfer, if the Manager, acting in good faith, determines that such Transfer could have a material adverse effect on the Company or any Company subsidiary as a result of any regulatory or other requirement or restriction imposed by any Governmental Authority.

(c)   Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

Permitted Transfers. The provisions of Section 9.1(a), Section 9.3, Section 9.4, and Section 9.5 shall not apply to any of the following Transfers by any Member of any of such Member's Units (each a "Permitted Transfer"):

(d)   with respect to Tews: (i) a Transfer to any Affiliate of Tews, (ii) Tews's Close Family Members, (iii) a trust under which the distribution of Units may be made only to Tews and/or any Close Family Member of Tews, or (iv) by will or by the laws of intestate succession, to such Tews's executors, administrators, testamentary trustees, legatees, or beneficiaries; *provided* that in each case the restrictions, conditions, and obligations contained in this Agreement shall continue to be applicable to such securities after any such Permitted Transfer, and the Transferee(s) of such securities shall have agreed in writing to be bound by the provisions of such agreements.

(e)   with respect to other Members,   (i) a Transfer approved in writing by the Manager, (ii) a Transfer to a trust established by the Member for the benefit of the Member or such Member's Close Family Members, and of which the Member is the sole trustee; *provided* that if at any time the Member is not the sole trustee of the trust, the change in trustee shall be treated as a separate Transfer not permitted by this Section 9.2(b); *provided further* that such Member provides the Company with advance written notice of such Transfer, where such Member, as trustee, on behalf of the trust, shall be automatically admitted as a Substitute Member, and, by accepting the Units, shall be bound by this Agreement, as amended from time to time, and shall be deemed to have assented to the terms and conditions of this Agreement and deemed to have agreed to be bound hereby. No Transfer by a Member pursuant to this Section 9.2(b) shall release such Member from its obligations under Article X or similar obligations under any other agreement with the Company, which obligations shall remain in effect.

First Refusal Rights. [Intentionally Omitted.]

Tag-Along Rights.[Intentionally Omitted.]

Drag-Along Rights. Subject to Section 9.6, if at any time the Manager approves a sale or other Transfer of a majority of the Units or a sale or other Transfer of all or substantially all of the Company's assets (including any such transaction effected through a merger, redemption or reorganization) (a "Drag-Along Sale"), then, each Member shall (a) sell or Transfer all, or less than all (but not less than a percentage of such Member's Units equal to the percentage of Units that are being sold in such transaction), of their Units to the same Person or Persons and upon the same terms and conditions as apply to the other Members, (b) execute and deliver the purchase agreement and other transaction documents for such transaction, in substantially the same forms as those executed by the other Members, (c) to the extent required, consent to, vote for and otherwise approve the Drag-Along Sale, and (d) not exercise any appraisal or dissenters rights in connection with such Drag-Along Sale. For the avoidance of doubt, if the Manager authorize a Drag-Along Sale, then all the parties to this Agreement shall, subject to Section 9.6, authorize and cooperate with, and shall not impede or obstruct, the Drag-Along Sale (and cause such party's Manager appointees to authorize and cooperate with, and not impede or obstruct, the Drag-Along Sale).

Drag-Along Sale Conditions. Notwithstanding anything in this Agreement to the contrary, the following provisions shall apply to a Drag-Along Sale:

(f)   each Member shall receive in respect of the Units held by such Member the same portion of the aggregate consideration to be received by all Members (after giving effect to applicable escrows or hold backs) from such transaction that such Member would have received if such aggregate consideration had been distributed by the Company in accordance with the provisions of Section 12.3 (and, if less than all of the Units of the Company are included in such transaction, then the allocation of such aggregate consideration shall be determined as if the Units included in such transaction were all of the Units of the Company then outstanding);

(g)   no Member shall be liable for the inaccuracy or breach of any representation or warranty made by any other Person in connection with the transaction, other than the Company, except (i) to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants, and (ii) for any breach by any Member or the Company of any identical representations, warranties and covenants provided by all Members or the Company concerning the Company; and

(h)   each Member will pay its pro rata share (based on Percentage Economic Interests) of the expenses incurred by the Members in connection with such transaction to the extent such expenses are incurred for the benefit of all Members (including any investment banking fees and primary transaction legal counsel for the Company). Expenses incurred by any Member on its own behalf (including the fees and disbursements of separate counsel, advisors and other Persons retained by such Member in connection with such transaction) will not be considered costs incurred for the benefit of all Members and, to the extent not paid by the Company, will be the responsibility of such Member.

Effect of Transfer. If any Units are sold, assigned, or otherwise Transferred during any accounting period in accordance with this Article IX, Net Incomes, Net Losses, each item thereof, and all other items attributable to the Transferred Units for the period shall be divided and allocated between the Transferor and the Transferee by taking into account their varying interests during the period in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All Distributions on or before the date of the Transfer shall be made to the Transferor, and all Distributions thereafter shall be made to the Transferee. Any reference in this Agreement to a Capital Contribution of, or Distribution to, a Member that has succeeded any other Member shall include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member Transferred to such Member. Neither the Company nor the Manager shall incur any liability for making allocations and Distributions in accordance with the provisions of this Section 9.7, whether the Manager or the Company has knowledge of any Transfer of ownership of any Units.

Assignor's Rights and Obligations. Any Member who shall Transfer any Units shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units except that unless and until the Assignee is admitted as a new Member in accordance with the provisions of Article IV (the "Admission Date"): (a) such assigning Member shall retain all of the duties, liabilities and obligations of a Member with respect to such Units including the obligation (together with its assignee) to make and return Capital Contributions on account of such Units pursuant to the terms of this Agreement; and (b) the Manager may, in its sole discretion, reinstate all or any portion of the rights and privileges of such Member with respect to such Units for any period of time prior to the Admission Date. Nothing contained herein shall relieve any Member who Transfers any Units the Company from any liability of such Member to the Company or the other Members with respect to such Units, or other interest that may exist on the Admission Date or that is otherwise specified in the Act and incorporated into this Agreement or for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such) in a Subscription Agreement or for any breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained herein or in the other agreements with the Company.

Redemption of Units.

Notice. Upon the occurrence of any Transfer by operation of law or in any proceeding (other than a result of death), including a Transfer resulting from the dissociation of a Member, by or in which a Member would, but for the provisions of this Section 9.9, be involuntarily deprived of any interest in or to the Member's Units, including, without limitation, [i] a Transfer as a result of bankruptcy, [ii] any foreclosure of a security interest in the Units, [iii] any seizure under levy of attachment or execution, or [iv] any Transfer to a state or to a public office or agency pursuant to any statute pertaining to escheat, abandoned property, or forfeiture (each, an "Involuntary Transfer") with respect to any Member (a "Triggering Member"), such Triggering Member shall give prompt written notice (the "Trigger Notice") to the Company describing the Involuntary Transfer, the date on which the Involuntary Transfer occurred, and (in the event of an Involuntary Transfer), the name, address and capacity of the Person to whom any Units would be Transferred as the result of an Involuntary Transfer (the "Involuntary Transferee") and the number of Units involved in such Involuntary Transfer.

Option. Before any Involuntary Transfer the Member who owns such Units will give the Company written notice disclosing in full the nature and details of the involuntary Transfer (the "Involuntary Transfer Notice") and the Company will have the option to purchase such Units for sixty (60) days after receipt of such Involuntary Transfer Notice.

Status of Involuntary Transferee. Unless admitted as a Member as provided in Article IV, an Involuntary Transferee shall not become a Member hereunder, shall have no voting rights, and shall not be entitled to participate in or interfere with any decisions affecting the Company or its business affairs. Such Involuntary Transferee, however, shall be entitled to the Transferor's interest in the Net

Incomes, Net Losses, and Distributions of the Company to the extent of the Units assigned. Notwithstanding assignment to an Involuntary Transferee, the Transferor shall remain liable for all obligations applicable to the Units Transferred, unless the Involuntary Transferee becomes a Member.

Reasonableness. Each Member hereby acknowledges the reasonableness of the prohibition contained in this Article IX in view of the purposes of the Company and the relationship of the Members.

X.

COVENANTS

Confidentiality and Non-Disclosure. The parties agree that the Company's business contacts and relations are established and maintained at great expense and that the Members, by virtue of their relationships with, and ownership of, the Company have unique and extensive exposure to and personal contact with those parties which will enable them to compete unfairly with the Company. Furthermore, the Members have access to and will receive trade secrets and confidential information relating to the operations and business of the Company.

The parties further agree that the terms and conditions of this Section 10 are reasonable and necessary to protect the Company's business, trade secrets and confidential information and to prevent damage or loss to the Company as a result of action taken by the Members. Each Member acknowledges that the nondisclosure of confidential information restrictions contained in this Agreement are reasonable and that the consideration provided in this Agreement is sufficient to compensate fully and adequately each Member for agreeing to be bound by such restrictions. Accordingly, each Member agrees to be bound by the restrictive covenants in this Section 10.

At all times in which a Member either owns any Units, and until the first to occur of: (i) such time as the Confidential Information becomes generally available to the public through no fault of such Member, (ii) such time as the Confidential Information no longer provides a benefit to the Company or its customers or (iii) the passage of forty-eight (48) months after the date the Member neither owns, directly or indirectly, any Units, such Member will not, in any capacity other than in the good faith performance of its duties as a Member, use or disclose, or cause to be used or disclosed, any Confidential Information.

XI.

ACCOUNTING; TAX MATTERS

XI.1. Partnership Representative.

(a) The Partnership Representative of the Company shall be Tews. The Partnership Representative shall have the continuing authority to name (and change) the "designated individual" to the extent applicable. Each Member shall take all actions necessary to cause Tews (or his successor if applicable) to be designated as the Partnership Representative, as applicable, in accordance with any procedures prescribed therefor under the Code and the Treasury Regulations.

(b) The Partnership Representative shall have all the rights, authority and power, and shall be subject to all of the obligations, of a "partnership representative" to the extent provided in the Code and the Treasury Regulations (including, without limitation, appointing an individual to act on behalf of an entity Partnership Representative, if applicable). Without limiting the forgoing, the Partnership Representative is authorized to represent the Company in connection with all examinations of the Company's affairs by any federal, state, local or foreign tax authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The

Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed, or proposed to be assessed, with respect to the Company by any federal, state, local or foreign tax authority. The Company and its Members shall be bound by the actions taken by the Partnership Representative.

(c)   Without limiting the foregoing, the Members intend that:

(i)   If applicable, the Partnership Representative may (but shall not be required to) make the election provided by Code Section 6221(b) to have Subchapter C of Chapter 63 of the Code not apply (the "Election Out").

(ii)   If the Internal Revenue Service proposes an adjustment in the amount of any item of income, gain, loss, deduction or credit of the Company, or any Member's distributive share thereof, and such adjustment results in an "imputed underpayment" as described in Code Section 6225(b) (a "Covered Audit Adjustment"), the Partnership Representative may (but shall not be required to) elect, to the extent that such election is available (taking into account whether the Partnership Representative has received any needed information on a timely basis from the Members) and the Election Out was not previously made, to elect the alternative method provided by Code Section 6226 (the "Push Out Election"). Upon making a Push Out Election, the Partnership Representative shall furnish a statement to the Internal Revenue Service and each Member, or applicable former Members, in the manner required under Code Section 6226 (a "Push Out Statement"). Each Member and applicable former Member shall take the adjustment provided in the Push Out Statement into account on their federal income tax returns as required under Code Section 6226(b), and any Member or former Member that fails to comply with the requirements of Code Section 6226(b) shall indemnify and hold harmless the Company, the Partnership Representative and the other Members against any liabilities, taxes, interest and penalties imposed on the Company as a result of such Member's action or inaction.

(d)   Notwithstanding any provision of this Agreement to the contrary, any taxes, penalties and interest payable by the Company with respect to income ("Company Level Taxes") shall be treated as attributable to the Members of the Company who were Members (including, for the avoidance of doubt, former Members) for the taxable year(s) to which such Company Level Taxes relate. The Partnership Representative shall allocate the burden of any such Company Level Taxes to those Members or former Members to whom the Partnership Representative determines such amounts are attributable (whether as a result of their status, actions, inactions or otherwise).

(e)   Any expenditure or cost incurred by the Company in connection with any tax audit of the Company by the Internal Revenue Service (or any foreign, state or local taxing authority) that results in Company Level Taxes ("Audit Costs") shall be treated as attributable to the Members of the Company who were Members (including, for the avoidance of doubt, former Members) for the taxable year(s) under review in such tax audit. The Partnership Representative shall allocate the burden of any such Audit Costs to those Members or former Members to whom the Partnership Representative determines such amounts are attributable (whether as a result of their status, actions, inactions or otherwise).

(f)   All Company Level Taxes and Audit Costs allocated to a Member (or a former Member), at the option of the Partnership Representative, shall be [a] promptly paid to the Company by such Member or former Member ("Direct Payment") or [b] paid by reducing the amount of the current or next succeeding Distribution or Distributions which would otherwise have been made to such Member pursuant to Article VII ("Distribution Withholding", and together with Direct Payment, the "Reimbursement Methods").

(i)   If the Partnership Representative selects Direct Payment for a Member or former Member, the Company's payment of the Company Level Taxes allocated to such Member shall be treated as a Distribution to such Member, and the payment by such Member to the Company shall be treated as a Capital Contribution for federal income tax purposes (in each case, except as otherwise required by the Code and applicable Treasury Regulations); provided, that such payments shall not affect any other contributions to be made by, or the Distributions and allocations to be made to, the applicable Members under this Agreement.

(ii)   If the Partnership Representative selects Distribution Withholding for a Member, the applicable Member shall for all purposes of this Agreement be treated as having received a Distribution of the amount of its allocable share of the Company Level Taxes at the time such Company Level Taxes are paid by the Company. The Members generally intend for the Partnership Representative to choose Distribution Withholding for the Members (but not for former Members) if: [i] the Company has funds sufficient to make Distributions to pay the applicable Company Level Taxes and [ii] treating the Company Level Taxes allocated to a Member as a Distribution will not violate any provision of Wisconsin law or any contract with any third party (including any credit agreement).

(iii)   For the avoidance of doubt, the Partnership Representative (A) shall have the discretion to determine the Reimbursement Method(s) that apply to each Member or former Member and (B) may apply different Reimbursement Methods to each Member and/or to former Members with respect to any Company Level Taxes. The application of a particular Reimbursement Method to a Member or former Member shall not entitle such Member or former Member to use the same Reimbursement Method with respect to any subsequently imposed Company Level Taxes. In all cases, to the fullest extent permitted by law, each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability for Company Level Taxes allocated to such Member.

(iv)   The provisions of this Section 11.1 shall [a] survive the dissolution, liquidation and termination of the Company and any termination of a Member's interest in the Company and [b] shall remain binding on the Company and the Members for so long as necessary to resolve with the Internal Revenue Service all matters regarding the federal income taxation of the Members with respect to partnership items.

(v)   The Partnership Representative may, without consent of the Members or the Manager, amend this Agreement in such manner as the Partnership Representative reasonably determines is necessary or appropriate based on any Internal Revenue Service guidance or Treasury Regulations promulgated under, or with respect to, Code Sections 6221 through 6227, and 6241 or Section 1101 of the Bipartisan Budget Act of 2015.

(vi)   The Company and the Members shall indemnify the Partnership Representative, to the full extent permitted under applicable law, against all amounts incurred by the Partnership Representative, including but not limited to expenses, legal fees, costs, judgments, fines and amounts paid in settlement which may be actually and reasonably incurred, rendered or levied in any threatened, pending or completed action, suit or proceeding brought against the Partnership Representative for or on account of any action of omission alleged to have been committed while acting within the scope of its duties as the Partnership Representative.

(vii)   For the avoidance of doubt, the provisions of this Section 11.1 (including, without limitation, the rights and authority of the Partnership Representative and the obligations of the Members to indemnify the Company) shall apply by analogy (as interpreted by the Partnership Representative) to any foreign, state or local income tax audit procedure that assesses or otherwise imposes (or could result in the imposition of) taxes that are due and payable by the Company.

XI.2.   Returns and Other Elections. The Partnership Representative will cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. The Partnership Representative will provide to each Member copies of any tax returns within a reasonable time after the end of each fiscal year. The Partnership Representative will have all other powers needed to fully perform hereunder including the power to retain all attorneys and accountants of its choice. Without limiting the forgoing, the Partnership Representative will be permitted on behalf of the Company and its Members to make any filing or election under the Code, the Treasury Regulations, or any other law or regulations; provided that the Company will not elect to be treated as an association for U.S. federal tax purposes without the prior written consent of the Members.

Company Funds. All funds of the Company shall be deposited in its name, or in such name as may be designated by the Manager, in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Manager may designate.

Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to Section 11.7 or pursuant to Applicable Law. All matters concerning (a) the determination of the relative amount of allocations and distributions among the Members pursuant to Articles VI and VII and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager in its sole discretion, whose determination shall be final and conclusive as to all of the Members absent manifest error.

Bank Accounts. The Company may establish accounts for the deposit of Company funds, in such types and at such institutions, as shall be determined from time to time by the Manager.

Fiscal Year. The fiscal year of the Company shall be the twelve (12) month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Manager.

Reports; Information. The Company shall deliver or cause to be delivered to each Member, within ninety (90) days after the end of each fiscal year, an annual report containing a statement of changes in the Member's equity and the Member's Capital Account balance for such fiscal year (if any). Except as specifically set forth in this Section 11.7, the Company shall not be required to maintain, provide to any Member or permit any Member to access any other book, record or other information concerning the business and affairs of the Company or any Company subsidiary. Each Member acknowledges and agrees that nothing herein or otherwise shall require the Company and/or any of its Subsidiaries to provide, as applicable, such Member with access to any personnel, offices, properties, information, books and/or records of the Company and/or any of its Subsidiaries where such access would (in the opinion of the Manager) (a) be prohibited by or otherwise limited or restricted by, or be in violation of any Applicable Laws (including anti-trust or anti-competition laws or regulations) or the provisions of any agreement (including any confidentiality obligations to which the Company and/or any of its Subsidiaries may be bound with respect to any of its other customers or vendors), (b) cause competitive or commercial harm to the Company and/or any of its Subsidiaries and/or (c) be unreasonable in terms of frequency or level of access or use of any personnel's time.

Limits. Except as specifically set forth in this Section 11.8, the Company shall not be required to maintain, provide to any Member or permit any Member to access any other book, record or other information concerning the business and affairs of the Company or any Company subsidiary. Each Member acknowledges and agrees that nothing herein or otherwise shall require the Company and/or any of its Subsidiaries to provide, as applicable, such Member with access to any personnel, offices, properties, information, books and/or records of the Company and/or any of its Subsidiaries where such access would (in the opinion of the Manager) (a) be prohibited by or otherwise limited or restricted by, or be in violation of any Applicable Laws (including anti-trust or anti-competition laws or regulations) or the provisions of any agreement (including any confidentiality obligations to which the Company and/or any of its Subsidiaries may be bound with respect to any of its other customers or vendors), (b) cause competitive or commercial harm to the Company and/or any of its Subsidiaries and/or (c) be unreasonable in terms of frequency or level of access or use of any personnel's time.

XII.

DISSOLUTION AND LIQUIDATION

<u>Events of Dissolution</u>. The Company shall be dissolved and its affairs wound upon the determination of the Manager to dissolve the Company. If the Manager is unable to do so, a person selected by Member Consent shall determine whether to dissolve the Company, or, if applicable, by a decree of judicial dissolution pursuant to the Act.

<u>Effectiveness of Dissolution</u>. Dissolution of the Company shall be effective on the day on which the event described in <u>Section 12.1</u> occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been Distributed as provided in <u>Section 12.3</u>, and the Articles of Organization shall have been cancelled as provided in <u>Section 12.4</u>.

<u>Liquidation</u>.

<u>Liquidator</u>. The Manager, or, if the Manager is unable to do so, a person selected by Member Consent, shall act as liquidator to wind up the Company (the "<u>Liquidator</u>"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

<u>Accounting</u>. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

<u>Distribution of Proceeds</u>. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation;

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members in the sole discretion of the Liquidator.

<u>Cancellation of Certificate</u>. Upon completion of the Distribution of the assets of the Company as provided in <u>Section 12.3(c)</u>, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of Wisconsin and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Wisconsin and shall take such other actions as may be necessary to terminate the Company.

<u>Survival of Rights, Duties and Obligations</u>. Dissolution, liquidation, winding up, or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up, or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up,

27

or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 13.3.

Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss, and other items of income, gain, loss, and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager or any other Member.

XIII.
INDEMNIFICATION

XIII.1. Indemnification. No Manager, officer or agent appointed by the Manager, individually or severally, will be liable, responsible or accountable in damages or otherwise to the Company or to any Member for any acts performed or omitted by him or her except for acts or omissions which constitute recklessness or conduct specified under section 183.0105(3)(g) of the Act. The Manager and officers will be indemnified and held harmless by the Company, to the extent of the Company's assets, against obligations and liabilities arising or resulting from or incidental to the management of the Company's affairs and, in all cases, to the extent that the Act provides for indemnification of such persons; provided that no party will be entitled to indemnification hereunder for acts or omissions constituting recklessness or conduct specified under section 183.0105(3)(g) of the Act.

XIII.2. Reimbursement. The Company will reimburse the Manager for all expenses that they reasonably incur and pay in the organization of the Company and otherwise as authorized by the Company in the conduct of the Company's business, including expenses of maintaining an office, telephones, travel, office equipment and secretarial and other personnel as may reasonably be attributable to the Company. Such reimbursements will be treated as expenses of the Company.

Survival. The provisions of this Article XIII shall survive the dissolution, liquidation, winding up, and termination of the Company.

XIV.
MISCELLANEOUS

Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Notices. All notices, requests and other communications to any party hereunder shall be in writing, including e-mail (or web portal, to the extent permitted by the last sentence of this Section 14.3), and shall be given to such party (and any other Person designated by such party) at its address set forth in the records of the Company or such other address as such party may hereafter specify for the purpose by notice to the Company. A notice shall be deemed effectively given and received (a) upon personal delivery, (b) if sent by facsimile, email or other electronic means, when sent (or, if sent on a day other than a business day, on the next business day), (c) if delivered by overnight courier, on the next business day after delivery to the overnight courier service, and (d) if sent by registered or certified mail, three (3) business days after delivery to the United States Postal Service; *provided* that any written communication containing such information actually received by a Person shall constitute notice for all purposes of this Agreement. E-mail or web portal shall be a permitted method of delivery for financial statements and other periodic reports required to be delivered under this Agreement.

60086698

Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Entire Agreement.

(a)   This Agreement, together with the Articles of Organization, each Subscription Agreement and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(b)   In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of each Subscription Agreement, the Manager shall resolve such conflict in its sole discretion.

Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

No Third-Party Beneficiaries. Except as provided in Article XII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Amendment of this Agreement and the Articles of Organization.

(c)   Except as otherwise provided in Section 14.9(b), this Agreement may not be amended, changed or modified except by Member Consent. Any such written amendment or modification will be binding upon the Company and each Member; *provided* that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to such Member relative to the rights of other Members in respect of Units of the same class or series, shall in each case be effective only with that Member's consent.

Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. For the avoidance of doubt, nothing contained in this Section 14.9 shall diminish any of the explicit and implicit waivers described in this Agreement.

Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Wisconsin, without giving effect to any choice or conflict of law provision or rule (whether of the State of Wisconsin or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Wisconsin.

Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the United States District Court for the Eastern District of Wisconsin (or, if such court lacks subject matter jurisdiction, in the Milwaukee County Circuit Court located in Milwaukee, Wisconsin), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form.

Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of such party's obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 13.1 to the contrary.

Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Spousal Consent. Each Member who has a spouse on the date of this Agreement shall cause their spouse to execute and deliver to the Company a spousal consent in the form attached to the Subscription Agreement (a "Spousal Consent"), pursuant to which such spouse acknowledges that they have read and understood the Agreement and agree to be bound by its terms and conditions. If any Member should marry or engage in a marital relationship following the date of this Agreement, such Member shall cause their spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

Tax Status. The Company and the Members acknowledge and agree that certain provisions of this Agreement, assume that the Company will be treated as a partnership for tax purposes. If the Company elects to be treated as a corporation for tax purposes, the Company and Members acknowledge

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and agree that, to the extent that such provisions do not apply to entities treated as corporations for tax purposes, such provisions shall be null and void and of no force and effect, and that the Company shall be subject to all Applicable Laws relating to the taxation of corporations.

Representation. Each Member expressly acknowledges and agrees that: (a) such Member has been advised of such Member's right to obtain independent legal counsel with respect to this Agreement; (b) to the extent such Member has not obtained such counsel, such Member specifically waives such right; and (c) the law firm of Reinhart Boerner Van Deuren s.c., a Wisconsin service corporation, has represented Tews in connection with the preparation of this Agreement and may continue to represent Tews and the Company in the future.

[Signature page follows]

     IN WITNESS WHEREOF, the undersigned have duly executed this Amended and Restated Operating Agreement as of the date set forth in the first paragraph hereof.


COMPANY:

ORIENTAL SNATCH LLC

By:_____
     Ryland Tews, Manager

MANAGER:

_____
Ryland Tews

CLASS A MEMBERS:

_____
Ryland Tews

CLASS B MEMBERS:

See each Class B Member's Subscription Agreement.


EXHIBIT A

FORM OF SUBSCRIPTION AGREEMENT

[See attached.]

UNIT OWNERSHIP LEDGER

As of: December [___], 2025

Member Name and Address	Initial Capital Contribution	Number of Class A Common Units	Number of Class B Preferred Units	Percentage Interest
Ryland Tews	$100.00	62.00	0.00	100%
Total	**$100.00**	**62.00**	**0.00**	**100.00%**

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